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UNITED STATES
SECURITIES AND EXCHANGE C[OMMISSION]
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43168

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) **AND ENDING** 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OTA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road

(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori (914) 694-5800

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, James W. Santori swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTA LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

James W. Santori

Signature

CFO

Title

Stephen J. Rogers

Notary Public

STEPHEN J. ROGERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6111754
Qualified in Westchester County
My Commission Expires June 28, 2012

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants

1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Members
OTA Limited Liability Company
Purchase, New York

We have audited the accompanying statement of financial condition of OTA Limited Liability Company (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OTA Limited Liability Company as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2011

OTA Limited Liability Company

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 46,349
Receivable From Broker-Dealers and Clearing Organizations	103,754,382
Securities and Options Owned, at market value	217,726,006
Other Assets	645,191
Total assets	$ 322,171,928
LIABILITIES AND MEMBERS' EQUITY	
Payable to Broker-Dealers and Clearing Organizations	$ 97,674
Securities and Options Sold, Not Yet Purchased, at market value	239,421,606
Accrued Expenses and Other Liabilities	5,371,870
Total liabilities	244,891,150
Members' Equity	77,280,778
Total liabilities and Members' equity	$ 322,171,928

See Notes to Statement of Financial Condition.

Note 1. Organization

OTA Limited Liability Company (the "Company"), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934, and trades for its own account as a dealer on the principal United States securities exchanges. The Company also conducts a nominal customer agency business, primarily for employees and related parties, whose transactions are cleared on a fully disclosed basis with a clearing broker.

The Company is a nonclearing broker-dealer and is exempt from the provisions of Rule 15c3-3, as all customer accounts, as defined, are carried by the clearing broker and cleared on a fully disclosed basis.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

The Company records transactions in securities and options, and the related revenue, including commissions, and expenses on a trade-date basis.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligations arising from securities sold, not yet purchased (see Note 8).

The clearing and depository operations for the Company's securities and options transactions are provided primarily by two brokers. At December 31, 2010, substantially all of the securities and options owned and the receivable from brokers reflected in the statement of financial condition are securities and options positions with and amounts due from these clearing brokers. For financial reporting purposes, amounts due to brokers have been offset against amounts due from brokers for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral.

Additionally, securities owned and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Fixed assets are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

Note 2. Significant Accounting Policies (Continued)

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the individual Members. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007.

Securities and options owned or securities and options sold, not yet purchased by the Company, are presented in the financial statement at fair value in accordance with accounting principles generally accepted in the United States of America. Securities and options owned or securities and options sold, not yet purchased traded on a national securities exchange, or reported on the Nasdaq national market, are stated at the last reported sales price on the day of valuation. Options are priced at the midpoint of the bid and ask prices, or last sale. These securities are classified as Level 1 and 2 in the fair value hierarchy. Warrants are recorded at fair value using various industry accepted models. Depending on the inputs available for the warrants, they are classified in either Level 2 or Level 3 of the fair value hierarchy. Other nonmaterial investments, not publicly traded, are considered Level 3 in the fair value hierarchy. Due to the inherent uncertainty of the Level 3 valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

The Company evaluated subsequent events through February 27, 2011, the date that this financial statement was available to be issued.

Note 3. Fair Value Measurements

As described in Note 2, the Company records its securities and options owned or securities and option sold, not yet purchased, at fair value. Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of investments in Level 1 include listed equities and listed derivatives.

Level 2: An input other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments in this category generally include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 3. Fair Value Measurements (Continued)

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table presents the Company's fair value hierarchy for those assets and liabilities at fair value as of December 31, 2010:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred stock	$ 78,514,184	$ 25,494,983	$ 53,019,201	$ -
Common stock	42,114,226	42,114,226	-	-
American Depositary Receipts	8,341,206	8,341,206	-	-
Exchange-traded funds	49,977,841	49,977,841	-	-
Warrants	38,778,549	2,570,104	3,746,246	32,462,199
Securities and options owned, at fair value	$ 217,726,006	$ 128,498,360	$ 56,765,447	$ 32,462,199
Preferred stock	$ (9,021,685)	$ (9,021,685)	$ -	$ -
Common stock	(152,934,694)	(152,934,694)	-	-
American Depositary Receipts	(13,654,162)	(13,654,162)	-	-
Exchange-traded funds	(47,794,252)	(47,794,252)	-	-
Warrants	(322,535)	(322,535)	-	-
Options	(15,694,278)	(15,694,278)	-	-
Securities and options sold, not yet purchased, at fair value	$ (239,421,606)	$ (239,421,606)	$ -	$ -

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The Company applies a modified Black-Scholes calculation in the measurement of these warrants.

Note 4. Related Party Transactions

Other assets include $293,818 due from affiliated entities, officers and employees of the Company. Subsequent to year-end, approximately $115,762 of this amount was repaid.

Note 5. Regulatory Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2010, the Company had net capital of $59,691,963, which exceeded the requirement of $1,000,000 by $58,691,963.

Note 6. Commitments

The Company occupies office space under a lease which is held by the management company with common ownership. As such, a portion of the rental expense was allocated back to the Company. The Company shares the rental space with other affiliates and, therefore, a portion of rent expense was also allocated to those affiliates.

Note 7. Employee Benefit Plans

The Company has an employee benefit plan under Section 401(k) of the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit-sharing plan to which it may contribute an amount at its discretion.

Note 8. Derivative Financial Instruments

The Company's activities include the purchase and sale of derivative financial instruments in the form of equity options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported in the accompanying statement of financial condition at fair value.

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance and cash flows. The Company adopted the provisions of this guidance, effective January 1, 2009.

Note 8. Derivative Financial Instruments (Continued)

Impact of Derivatives on the Statement of Financial Condition: The following table identifies the fair value amounts on a gross basis of derivative instruments included in the statement of financial condition as derivative contracts:

Primary Underlying Risk	Derivative Liability
Options	$ (15,694,279)
Warrants	(322,535)

Volume of Derivative Activity: At December 31, 2010, the number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Short Exposure Number of Contracts
Options	22,903
Warrants	25,747

Note 9. Subsequent Events

Subsequent to December 31, 2010, Members effected withdrawals of approximately $60,057.

OTA Limited Liability Company

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC Information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.